Lamb Weston Holdings, Inc.

222 W. Merchandise Mart Plaza

Suite 1300

Chicago, Illinois 60654

August 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen
Parhaum J. Hamidi
Wei Lu
Shannon Buskirk

Re:	Lamb Weston Holdings, Inc.
Registration Statement on Form 10-12B
Filed July 13, 2016
File No. 1-37830

Ladies and Gentlemen:

Lamb Weston Holdings, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 9, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form 10 filed on July 13, 2016.

The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company is currently reviewing the Comment Letter. The Company is requesting that it be allowed to respond within 18 business days, or on or before September 2, 2016. This additional time will enable the Company to consult with the appropriate individuals in order to more fully and adequately respond to the Commission’s comments.

If you have any questions regarding the foregoing, please contact the undersigned at (312) 549-5173.

Very truly yours,

LAMB WESTON HOLDINGS, INC.

    /s/ Colleen Batcheler

    Colleen Batcheler

    Vice President